Mail Stop 4561

February 3, 2006

Keith Sherin
Chief Financial Officer
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, Connecticut 06927

RE:	General Electric Capital Services, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2004
Filed May 6, 2005
File No. 0-14804

Dear Mr. Sherin,

	We have reviewed your letter filed on January 20, 2006 and have the following comments. Please provide the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

December 31, 2004 Form 10-K/A

Note 1. Summary of Significant Accounting Policies

Revenues from Services (Earned Income), page 50

1. The following comments relate to your response to comment 3 from our letter dated January 5, 2006.

* Please tell us how you believe voluntary extensions affect the fixed noncancelable lease term as defined in paragraph 5f of SFAS
13.

* Please provide us with a sample calculation detailing how you determine the estimated unguaranteed residual value, including how your consideration of the probability of extensions affects your estimate.

* For the periods presented, please quantify for us the total affect on your balance sheet and income statement from including cash flows from lease extensions in your estimate of the unguaranteed residual value.

Note 5. Financing Receivables (investments in time sales, loans and financing leases) (Restated), page 58

2. We note your response to comment 4 from our letter dated
January
5, 2006.   Please explain to us the processes used by management
to
determine that it has the intent and ability to hold loans for the foreseeable future or until maturity or payoff. In your response, also tell us how you have considered the concept of foreseeable future in making your determination.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant

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Keith Sherin
General Electric Capital Services, Inc.
February 3, 2006
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